Jones Lang LaSalle

Income Property Trust℠








2013 ANNUAL REPORT

LaSalle Investment Management™

JLL

BUILDING VALUE ON A SOLID FOUNDATION



Dear Fellow Stockholders —

In the current environment of slow- to moderate economic growth, **Jones Lang LaSalle Income Property Trust's** operating performance has been well served by an unwavering commitment to our current investment priorities of:

- focusing new investment activities on select property types and geographic markets that our research and strategy team believes will outperform;
- exiting investments that we believe are likely to under-perform and are no longer accretive to our current dividend yield or are unlikely to contribute to growth of our NAV;
- taking advantage of the current low interest rate environment through refinancing and prepayment of higher interest rate loans while also reducing risk through material reductions in our company-wide leverage ratio; and,
- maximizing the value of our long-term hold properties through aggressive asset management, capital reinvestment and tenant retention initiatives.

In 2013, candidly, we **crushed it** on every one of these priorities.

When we began our continuous public offering in the fourth quarter of 2012 we set out as a priority to acquire new grocery-anchored, community oriented, retail shopping centers in supply constrained markets with strong demographics. Since then we have acquired two new investments in this sector - a Whole Foods-anchored shopping center in suburban Houston and a Kroger Signature-anchored shopping center in suburban Dallas, investing just over $65 million in these two investments that are on a combined basis 98% leased and occupied.

We also set out to increase our portfolio-wide allocation to the bulk distribution/industrial property sector given its general longer term and triple-net lease structures which we believe strengthen the durability of our cash flows and provide a good inflation hedge within our portfolio. Over the last nine months we've made four new acquisitions of six bulk distribution warehouse properties investing approximately $115 million and adding 1.6 million square feet to our industrial sector allocation. Each of these new acquisitions is 100% leased with over 8 years of weighted average lease term.

In keeping with our research and strategy-led investment objectives, our shopping center acquisitions were ranked in the top quartile of over 40,000 grocery anchored retail center locations tracked by our research team and all six of our acquired industrial properties were in target markets identified as those most likely to outperform based upon the fundamentals of occupancy, vacancy, new development and outlook for rent growth.

In 2013 we sold 15 properties for in excess of $170 million. These dispositions were thoughtfully planned and strategically executed in order to underweight our portfolio exposure to suburban office properties, underweight our geographic exposure to low-growth Midwestern markets (i.e., suburban Cleveland), exit a non-controlled (and non-consolidated) joint venture investment and significantly increase our overall portfolio occupancy by selling some of our current and nearer term leasing challenges. We are also pleased to highlight that across all 15 of these property dispositions, in consultation with our independent valuation advisor, each closed without causing any material movement in our daily NAV. These market clearing, arm's length dispositions should give investors' confidence in our appraisal-based valuation methodology.

2013 was a highly productive year for implementation of our debt financing strategies. Our asset management team completed in excess of $370 million in loan repayments, re-financings, or new borrowings in conjunction with new acquisitions. The net result from all of this was an overall reduction in our company-wide leverage ratio by 18% from 63% at year-end 2012 to 45% at year-end 2013. These transactions reduced our weighted average portfolio cost of debt by 120 basis points to 4.37%. Over the long-term, we expect to maintain a conservative LTV ratio at the company-level of between 30% to 50%. While some floating rate prepayable debt is desirable, we will primarily finance our investments with fixed rate debt to match the long duration of our assets.

At left: 111 Sutter Street, San Francisco

At the end of 2013 total portfolio occupancy was 96%, an increase of 4% from the end of 2012. This was accomplished through acquisitions of higher occupancy assets, dispositions of some of our stubbornly lower occupancy properties and aggressive leasing within our existing portfolio by our asset managers. Specifically, we achieved very strong leasing at our downtown San Francisco office property, 111 Sutter Street, and our suburban Washington DC office property, Monument IV at Worldgate. Across both of these properties we leased approximately 165,000 square feet in 2013 and achieved 95% occupancy at 111 Sutter Street and 100% occupancy at Monument IV at Worldgate as of today.

2013 full year FFO was $28.3 million or $.77 per share, an increase of 31% year over year. 2013 full year AFFO was $19.9 million or $.54 per share, an increase of 74% year over year. Due to this strong and improving operating performance, management recommended and our Board of Directors approved a 10% increase in our quarterly dividend amount for the fourth quarter 2013. Throughout 2013, we paid total cumulative dividends to all stockholders of approximately $13.4 million. We have now made nine consecutive quarterly dividend payments to stockholders.

Our NAV per share for our Class A and M shares ended the year at $10.17 and $10.19, respectively. Total returns net of all fees and company level expenses for the year were 3.63% on Class A Shares and 4.19% on M Shares. These returns were comprised of a 3.14% and 3.60% income return, and a 0.49% and 0.59% appreciation return, respectively.

We are managing our portfolio with the near-term view that economic growth will be positive but not necessarily robust, supported by an accommodative Fed policy along with low interest rates. In this environment, our interest in building shareholder value with every transaction led us to dispose of properties that no longer fit with our core mandate and strategic allocation objectives, making room for more appropriate investments, four of which were made in 2013, and three more of which have already been made in the first quarter of 2014. In fact, since the fourth quarter of 2012 we have acquired nine properties totaling over $200 million in new investments.

My letter to you last year described 2012 as the year of transformation for **Jones Lang LaSalle Income Property Trust**. 2013 was our year of execution. We said we would reduce our leverage, acquire new properties to further diversify our holdings and strengthen our liquidity and balance sheet. Having executed on all of these objectives, we increased our quarterly dividend payout by 10%. As we continue to grow our portfolio of diversified core properties, we remain committed to actively managing it to provide attractive income returns to stockholders.

My colleagues across LaSalle Investment Management and our Sponsor, JLL, are second to none and provide our team at **Jones Lang LaSalle Income Property Trust** the resources, experience and scale to invest our increasing capital base prudently, thoughtfully and in keeping with our broader investment goals of capital preservation and building a durable source of income. We are also guided by one of the most experienced and dedicated Board of Directors in the industry, to whom I am eternally grateful for their ongoing leadership, guidance and mentorship of our management team.

It is encouraging to see individual investors gaining broader access to commercial real estate investments enabling them to realize the benefits of a long-term investment in this asset class. As for **Jones Lang LaSalle Income Property Trust**, we believe in the value of our solid foundation, our more investor friendly structure and in our ability to continue to be a meaningful and important source of diversification beyond traditional stock and bond investments.

We are guided by a deep commitment to the long-term financial best interests of our stockholders. Thank you for your continued interest in and support of **Jones Lang LaSalle Income Property Trust**.

Annual Meeting

Our Annual Meeting is scheduled for 8:30 AM local time on Tuesday, May 6th, 2014 at 200 East Randolph, Chicago, Illinois, 60601.

Sincerely,

C. Allan Swaringen
President and Chief Executive Officer
Jones Lang LaSalle Income Property Trust, Inc.

Jones Lang LaSalle Income Property Trust —

CURRENT PORTFOLIO: 27 Properties, 10 States and Canada Totaling 4.4 million Square Feet



Retail (4)
Office (7)
Apartment (7)
Industrial (8)
Parking (1)

PORTFOLIO DIVERSIFICATION

By Property Type



28% Apartment
36% Office
20% Industrial
16% Retail

By Geographic Region



13% Midwest
39% South
6% International
25% West
17% East

TENANT INDUSTRY DIVERSIFICATION

By Revenue



Recreation 3%
Grocery 3%
Consumer Services 4%
Manufacturing 4%
Health Care 5%
Information Technology 8%
Finance, Insurance & Real Estate 9%
Professional Services 11%
Other 1%
Apartments 27% (Approx. 5,000 Tenants)
Consumer Staples 25%

Diversification charts as of 12/31/2013

2013 ANNUAL REPORT




KROGER




PARKING ENTRANCE

Jones Lang LaSalle
Income Property Trust℠

200 E. RANDOLPH DRIVE
CHICAGO, IL 60601
www.jllipt.com